Exhibit 12


                            TAMPA ELECTRIC COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES



     The  following  table  sets  forth  the company's ratio of earnings to fixed charges for the periods indicated.





  Six Months     Twelve Months
     Ended           Ended               Year Ended December 31,
                      (1)           (1)      (2)
June 30, 1995   June 30, 1995       1994     1993   1992   1991   1990

    4.15x           4.19x           4.11x   3.98x   4.16x  3.66x  3.64x


     For the purposes of calculating this ratio, earnings consist of income before  income  taxes and fixed charges.  Fixed charges consist of interest on  indebtedness,  amortization  of debt premium, the interest component of rentals and preferred stock dividend requirements.




(1) Includes the effect of restructuring charge of $21.3 million pretax. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.52x for the period ended Dec. 31, 1994 and 4.58x for the twelve months ended June 30, 1995.

(2) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the year ended Dec. 31, 1993.








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